Exhibit 21.1

SUBSIDIARIES OF OTSAW LIMITED

Subsidiaries	Place of Incorporation	Incorporation Date	Percentage Ownership
Otsaw Digital Pte. Ltd.	Singapore	May 4, 2015	100%
Otsaw Digital, Inc.	United States	July 15, 2019	100%
Otsaw Technology Solutions Pte. Ltd.	Singapore	October 23, 2020	100%
Otsaw Technology Pte. Ltd.	Singapore	October 26, 2020	100%
Otsaw Swisslog Healthcare Robotics Pte. Ltd.	Singapore	November 18, 2021	100%
Otsaw Swisslog Healthcare Robotics GmbH	Germany	June 14, 2021	100%